Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-160110
December 18, 2009
     We, LDK Solar Co., Ltd., have filed a registration statement on Form F-3 (including a prospectus, as supplemented) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents incorporated by reference therein for more complete information about us and this offering. Investors should rely upon the prospectus, as supplemented, and any relevant free writing prospectus for complete details. You may get these documents and other documents we have filed with SEC for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by calling toll-free at 1-866-718-1649. You may also access our most recent prospectus, as supplemented, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1385424/000095012309071426/h03824e424b5.htm.
     This free writing prospectus amends and supplements the prospectus supplement dated December 17, 2009 as follows:
     We are offering 16,520,000 ADSs instead of 18,900,000 ADSs in this offering. Our net proceeds from this offering are expected to be approximately $108.1 million and our total capitalization and the dilution effect will change accordingly. We plan to use the net proceeds we receive from this offering for the following purposes:
•	approximately $90.0 million of the net proceeds to pay down our short term debt at interest rates between 5.00% and 6.00% per year; and

•	the remaining net proceeds to fund our polysilicon production plant and the expansion of our solar module business and for our general corporate purposes.
     If the underwriters exercise their over-allotment option with respect to 2,478,000 ADSs, we currently plan to use the additional net proceeds for general corporate purposes.
     RBS Securities Inc. is not acting as an underwriter in this offering.